Exhibit 7.1 - Computation of Ratio of Earnings to Fixed Charges

(In $ million)	2016	2015	2014	2013	2012
Earnings
Pre-tax income (loss) from continuing operations	272	(294)	(475)	(270)	(424)
Distributed income of equity investees	—	—	1	1	—
Fixed charges	915	1,074	1,358	1,413	1,526
Less:
Share of profit of associates and joint ventures, net of income tax	3	2	2	1	1
Non-controlling interests	(2)	(2)	(2)	(2)	(1)
Interest capitalized	(3)	(5)	(6)	(6)	(4)
Total Earnings	1,185	775	878	1,137	1,098

Fixed Charges
Interest expense and capitalized	851	1,002	1,268	1,326	1,429
Amortized premiums, discounts and capitalized expenses related to indebtedness	28	33	44	41	54
Fair value adjustment of acquired notes	(2)	(2)	(2)	(2)	(2)
Estimate of interest in rental expense	38	41	48	48	45
Total Fixed Charges	915	1,074	1,358	1,413	1,526

Ratio of Earnings to Fixed Charges	1.3x	—	—	—	—

Additional Pre-tax Earnings to Achieve 1:1 Ratio	—	299	480	276	428